September 27, 2011

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes, Assistant Director

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 14, 2011
File No. 001-32305

Dear Ms. Hayes:

We are submitting this letter in response to the written comments sent by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated September 7, 2011 (the “Comment Letter”), with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2010 (No. 001-32305) filed on April 14, 2011 (“Form 20-F”) by Corpbanca (the “Company”).

As per your phone conversation with our counsel, we confirm that we will file our detailed response to the Comment Letter with the SEC on or before Friday, October 7, 2011.  Thank you for agreeing to a second extension of the time required to file the Company’s response.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * *

Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago - Chile.

Yours truly,

/s/ John Paul Fischer
Head of Strategic Planning

Tel: 562-660 2141
john.fischer@corpbanca.cl

c.c.         Ms. Rebekah Lindsey
Mr. Kevin W. Vaughn

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com